Mail Stop 4561

June 5, 2008

Robert A. Kotick, Chairman and CEO
Activision, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

> **Re: Activision, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 3, 2008**
> **File No. 001-15839**

Dear Mr. Kotick:

   We have completed our review of your revised filing and have no further comments at this time.

                                    Sincerely,

                                    Mark P. Shuman
                                    Branch Chief - Legal

cc: Via Facsimile (213) 621-5381
       David C. Eisman
       Skadden, Arps, Slate, Meagher & Flom LLP